9

                             CONFERENCE CALL SCRIPT
                                 MARCH 31, 2004



ALAN MCCOLLOUGH
Good morning. We appreciate your participation in today's call.

Forward-Looking Statements
Let me start by reminding you that during this call, we may make some forward-looking statements, which are subject to risks and uncertainties. We refer you to today's release, to the MD&A in our annual report and most recent 10-Q filing and to our other SEC filings for additional discussion of these risks and uncertainties.

Joining me are John Froman, executive vice president and chief operating officer; and Mike Foss, senior vice president and chief financial officer of the company.

I'll begin our formal comments with an overview of the two acquisition announcements that we made today. I'll then turn the call over to John for a review of our sales performance for the quarter and the year and an update on our store revitalization efforts and to Mike for a more detailed review of our fourth quarter performance and the balance sheet.

InterTAN, Inc.
This morning, we announced plans for two acquisitions. First, we have entered into a definitive agreement to acquire InterTAN, Inc. InterTAN is a Delaware corporation that has headquarters and operates retail concepts in Canada. The company's stock is traded on the New York Stock Exchange.

InterTAN is a retailer of both private-label and internationally branded products. It was formed through a spin-off from RadioShack Corporation in 1987 and continues to use the trade name RadioShack(R) under a license agreement with RadioShack Corporation. RadioShack-branded merchandise accounted for only 9.5 percent of InterTAN's inventory purchases in the fiscal year ended June 30, 2003. InterTAN operates more than 980 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers Plus(R) and Battery Plus(R).

Under the terms of our agreement, we will acquire InterTAN in a cash tender offer for approximately $284 million, or $14 per InterTAN common share. We expect this transaction to be accretive to earnings in the current fiscal year.

We believe this is an exciting opportunity for Circuit City to expand both our geographic presence and our product offering, while creating tangible value for our shareholders. InterTAN has an outstanding management team with strong sourcing expertise and exceptional talent for merchandising private-label products. We expect to introduce a selection of their private-label products into our stores by the fall of this year. Their strengths in the private-label arena will enable us to move much more quickly in our efforts to provide a unique assortment to Circuit City customers. And, we believe this assortment will generate a substantially higher margin than our average. In its fiscal year ended June 30, 2003, InterTAN generated revenues of slightly more than $400 million, gross margins in excess of 40 percent and operating margins of almost 5 percent.

Obviously, this transaction would enable us to enter the Canadian marketplace with a company that has a proven record of success. InterTAN will continue to offer its product line through its retail stores and dealer outlets in Canada in addition to obtaining an entry for their private-label products into the U.S. market via the new merchandising initiatives in the Circuit City Superstores. The combination of the two companies will create inventory purchasing synergies for both.

The transaction was approved by each company's' board of directors and is contingent upon customary closing conditions, including regulatory and other standard approvals. We expect to complete the tender offer in the second calendar quarter and the merger as promptly as possible thereafter. At that time, InterTAN would become a subsidiary of Circuit City, but its headquarters will remain in Barrie. We have great respect for InterTAN's management and Associates, and we do not expect to make any changes in InterTAN's Canadian operations.

MusicNow, Inc.
We also announced this morning that we have entered into an agreement to purchase the assets of MusicNow, Inc. for cash.

MusicNow offers consumers an online digital music store and service with more than 40 channels of original music programming and content from all five major music labels and two independent labels. Customers may purchase tracks and albums a la carte or through a subscription service that provides unlimited access to the MusicNow library for a monthly subscription fee.

We have experienced strong growth in Web-originated sales throughout the past year and are committed to taking advantage of opportunities that would allow us to expand the capabilities of our Web site and benefit in other ways from the consumer's interest in the Web. We believe that MusicNow is one of those opportunities. We plan to integrate MusicNow's platform into circuitcity.com and into our Superstores nationwide. We also anticipate that our relationship with MusicNow will enable them to continue expanding their content offering to consumers and develop additional private-label or co-branded subscription sites with other companies.

The financial terms of our deal with MusicNow have not been publicly disclosed, but we do not expect them to be financially material to Circuit City.


Adoption of SFAS No. 123
Before reviewing the results for the fourth quarter and the year, I want to direct your attention to the announcement we made on Monday of this week. We announced then the adoption of the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148. As a result, we have recognized an expense for stock options in the fourth quarter and restated prior period results to reflect the same accounting standard. In addition to options, stock-based compensation includes restricted stock expense, which has previously been included in selling, general and administrative expenses. Monday's release included the historical results restated to include all stock-based compensation, and I would encourage you to access that release on our Web site if you have not already done so.

Fiscal 2004 Vs. Fiscal 2003
---------------------------
Looking at the top and bottom-line results:

For the quarter,
o  Total sales increased 2 percent to $3.25 billion from $3.19 billion
o  Comparable store merchandise sales increased 1 percent

o Net earnings from continuing operations totaled $94.7 million, or 46 cents per share, compared with $66.4 million, or 32 cents per share.


For the year,
o Total sales decreased 2 percent to $9.75 billion from $9.95 billion o Comparable store merchandise sales decreased 3 percent

o The net loss from continuing operations totaled $787,000, which rounds to 0 cents per share, compared with a net loss from continuing operations of $5.3 million, or 3 cents per share.

This year's fourth quarter results included a number of items that merit some additional explanation.

o First, we incurred after-tax expenses of $24.4 million related to the 19 Superstore closings in February.

o Second, we incurred transaction costs of $3.9 million after tax related to the planned sale of the private-label finance operation to Bank One, and o Third, we recorded a $3.7 million after-tax benefit that reflects an adjustment to gift card liabilities.

The fiscal 2003 fourth quarter results include an after-tax charge of $6.2 million related to the change in our store compensation program, which took place in February of that year.


At this point, I would like to turn the call over to John and Mike to provide more detail on our fourth quarter and fiscal year 2004 results. Mike also will update you on some of our profit improvement initiatives.

JOHN FROMAN
Thank you, Alan


Performance Overview
Although we are pleased with our fourth quarter earnings performance, relative to other quarters in the year, we recognize that the improvement was driven by reductions in expenses. Expense reductions are an important initiative and we are proud of the efforts that our Associates have put forth to get us to this point and the diligence they continue to show. Nevertheless, we recognize that consistent sales growth is an important key to turning around our financial performance on a sustainable basis.

.....we clearly were not satisfied with our sales performance during the year and during the fourth quarter.

o Following a comparable stores sales decline of 2 percent in December, we generated comparable store sales growth in both January and February. We remain cautious in our sales expectations, particularly since we recognize that the positive comps in the past two months reflect much softer year-over-year comparisons.
o Given the poor sales performance we experienced in fiscal 2004, we have to critically assess all aspects of the sales process to drive towards sustainable sales improvement. Whether talking about in-store execution, advertising, price promotion strategies or merchandising mix we have to drive substantive improvements across all areas. There is no single solution to address all of these issues.
o We believe the significant changes that we made in our store operating model -- beginning last February when we made the compensation change -- caused our execution to suffer. In the new fiscal year, we are focusing less on change and more on execution and the consistent delivery of outstanding service to our customers.

For the quarter and the year, our product sales trends were relatively consistent with industry trends. We generated strong growth in digital imaging products and accessories, LCD and plasma display devices; digital televisions; and notebook computers. We also produced strong growth in movies and music, which we used to drive traffic into our stores.

In addition, we have been especially pleased with the strong sales growth from our e-commerce business.

o Web-originated sales increased strongly in every quarter of fiscal 2004 over fiscal 2003 results. We are proud of the exceptional execution of our Web team. While we know that these results benefited from strong integration between the Web site and our bricks-and-mortar stores, we also believe that we can do more across the company to promote our multiple channels of distribution. We want customers to be able to access Circuit City products and services in the manner that is most convenient for them.
o We are focused on continuing this strong Web growth into the future through a combination of introducing new capabilities, such as an outlet center; new products; new Web-enabled services, including music downloads and subscriptions; new partnerships and ongoing improvements in functionality and Web site navigation.

Extended warranty sales were unchanged year-over-year for the fourth quarter - at 3.1 percent of sales in both years. This is the first quarter of the fiscal year that we did not have a year-to-year decline in warranties as a percentage of total sales. Our warranty team has been working closely with our store organization to stabilize this business. Initiatives launched during the third and fourth quarters focused on store-level execution, price and term optimization, and system changes to make bundling easier. We are working hard to maintain this stability, but are cautious in our outlook given potential shifts in the merchandise mix and the continued declines in average retails within our industry.


Revitalizaton Efforts
We continue to believe that we must focus our attention on revitalizing our stores through better formats, better real estate, as well as better in-store execution.

Our store revitalization program continues to produce strong results from relocated stores.

o We relocated 18 stores in fiscal 2004 and have relocated a total of 38 over the past four years.
o We have periodically reported to you the combined results of these stores in their first full six months of operation. We now have 24 stores in this group. In their first full six months following grand opening, these stores have averaged sales changes that are approximately 28 percentage points better than the sales pace of the remainder of the store base during the same time periods. The internal rate of return generated by these 24 relocations was approximately 16 percent.
o We added three stores to the measurement group in this period. The IRR dropped from earlier averages because two of the three stores performed below our expectations for their first six months of operations. In Naples, Fla., we moved a high-volume, 10-year-old, smaller store into a different location within the same shopping center. The move enabled us to put up a larger store in our current format to compete against a Best Buy that opened six months prior to our relocation. Since the store remains in the same center in which it was previously located, the geographic shift is not as significant as it might be in many other relocations. Our store in Bloomingdale, Ill., is in a somewhat similar situation. The old store opened in 1993. The move gave us a much more competitive store in the same shopping center as a Best Buy. Although we do not have the same lift with these stores as in the average of the stores that had been in the relo base, we believe the alternative would have been a weakening in our position in the market and the performance of the stores as they existed.

As we indicated earlier, we see the strongest improvement in results from relocated stores. However, as you know, we also refixtured 222 stores in fiscal 2004, moving more products onto the sales floor, improving product adjacencies and adding more flexible fixtures.

o These stores have not yet produced a statistically significant improvement in sales.
o But, the refixturings will facilitate the introduction of new products, as well as other assortment adjustments in our merchandise displays.


Now I would like to turn to Mike for a financial review of the fourth quarter and the year.

MIKE FOSS

Gross Margin
For the quarter, the gross profit margin was 23.3 percent this year compared with 23.9 percent last year. For the year, the gross profit margin declined to
22.9 percent from 23.6 percent. This was truly a disappointing performance.

The lower margin in the fourth quarter reflects heavy promotions on desktop personal computers, particularly in December, and aggressive industry pricing on big-screen and advanced televisions, as well as some shift in the merchandise mix to lower margin products. These negative impacts more than offset the positive benefits we received in margin through aggressive actions taken to reduce service and distribution costs and inventory shrinkage.


Finance Income
Finance income during the fourth quarter improved about $8 million versus the fourth quarter of last year. This improvement was despite incurring $6.1 million in transaction costs during the fourth quarter of fiscal 2004 related to the pending sale of the private label credit card business to Bank One. Several factors contributed to the finance income increase.

o As you know, we introduced the co-branded credit card in the second quarter of fiscal 2003. Since that card is accepted anywhere that Visa is accepted, we have built a higher level of interest-bearing receivables that provide a higher yield.
o  The increase in yield was partially offset by higher charge-offs.
o We were able to reduce marketing and operating expenses on the private label side of the bank.
o And finally, since the private-label receivables are now being carried at their selling price, due to the pending sale to Bank One, they are not subject to the volatility of quarterly fair value adjustments. Last year's fourth quarter included a reduction of $3 million in the fair value of our retained interest in the securitized receivables.

Last year, we made considerable progress towards refocusing our attention on the core business by selling the bankcard finance operation to FleetBoston and reaching an agreement to sell the private-label operation to Bank One.

o The transition services agreement with FleetBoston is proceeding according to our plan, and we expect to conclude the transition by the end of the first fiscal quarter.
o We continue to expect the sale of the private-label operation to be complete by the end of June and continue to anticipate an after-tax loss of approximately $10 million related to the sale.
o We also continue to anticipate that the ongoing relationship with Bank One will generate a pretax earnings contribution of approximately $30 million, which is similar to the finance income we would generate if we maintained ownership of the private-label operation.
o We are pleased that Bank One has recently announced a management team for this portfolio that includes most of the senior managers from our bank operation. We believe that this decision on their part attests to the strong capabilities of these individuals and will help create a strong continuing relationship with Bank One.

SG&A
We achieved a significant improvement in the expense structure during the fourth quarter and for the full year. The SG&A ratio was 18.8 percent of sales in this year's fourth quarter, compared with 20.2 percent in the same period last year.

This 140 basis point improvement in fiscal 2004 came despite the following pre-tax items being incurred during the quarter:

o $38.4 million related to the 19 store closings. These stores were identified during an extensive analysis of stores across the country. They were located in trade areas that we believed could no longer support a Circuit City and where we could identify no near-term relocation opportunities. As a result, we could not see a reasonable expectation of positive cash flow in the near future. We announced the planned closings in early February and completed the closings as anticipated in late February.

   This charge reflects a fairly significant reduction over what we had announced in early February. When we made our initial estimate, we were on the high side with respect to expected lease termination costs. After we announced the closures we were able to work with local real estate experts to make a better assessment of the sublease potential for each of the closed properties and adjusted our estimated closing costs accordingly.

o A $5.9 million benefit related to adjustment in gift card liabilities. Historically, we have charged a $2 monthly fee on gift cards with unredeemed balances after 24 months. However, as gift cards have increased in popularity, there has been some consumer and regulatory concern regarding such policies, and so we opted to discontinue this monthly fee. We have undertaken a thorough analysis of gift card usage patterns and been able to determine that a consistent percentage of gift balances are never redeemed. We now use this historical usage pattern to adjust the liability associated with the gift card balances

o The fiscal 2003 expenses included costs of $10.0 million related to the change in the store compensation structure.

Major drivers of the year-over-year improvement in SG&A include:

o Store labor - In the fourth quarter, we continued to receive the year-over-year expense benefit of the compensation change we made in February of 2003. This clearly was the largest single impact on expenses both for the quarter and the year. Overall store-level labor for comparable stores dropped approximately $44 million during the fourth quarter and $130 million for the full year 2004.
o Non-store level labor - through consolidation of regions and districts, which happened in early January, as well as other resource reductions we have taken throughout the company, we drove another $10 million reduction during the quarter
o Our advertising expenditures dropped by about $11 million during the quarter. All of this year-to-year reduction happened in January and February. This was driven by reduced configured tab pages and recently re-negotiated aggressive new rates for tab printing and freight costs.

While we are encouraged by the progress we made in driving expenses down during the quarter, we have to keep maniacal focus on getting our cost and expense structure aligned with a very conservative view of revenues.

Balance Sheet Summary
Turning to the balance sheet....

We ended the year with cash and cash equivalents of $783 million compared with $885 million at the end of fiscal 2003.

The reduction in cash primarily reflects higher retained interests in securitized receivables, an increase in merchandise inventory, a decrease in accounts payable, the net capital expenditures and cash used to repurchase stock, all of which were partly offset by the cash proceeds from the sale of the bankcard operation.
o Retained interests in securitized receivables rose $187 million, from $239 million last year to $426 million this year. This increase reflects the required increase in subordination levels for the private-label transactions that were completed in early fiscal 2004.
o Inventory increased $107.5 million, which was substantially better than our estimate of approximately $200 million following the disappointing December sales results. If you will remember, we had said that we expected a year-over-year increase that included excess inventory as well as planned increases in selected categories. Our merchandising team did an outstanding job of reducing inbound inventory. Their success coupled with the slightly better sales pace in January and February resulted in an inventory increase that was in line with our original plans. It primarily reflects planned growth in our television selection, especially LCD and plasma displays, and in notebook computers. All of these have been high-growth areas.
o Accounts payable decreased $84.1 million as we reduced January and February inventory purchases to correct the inventory levels.

We also used $84.6 million to repurchase a total of 9.3 million shares under our stock buyback authorization program.

Net cash proceeds from the sale of the bankcard operation totaled $282 million at closing. We expect that severance and other post-closing costs will eventually reduce the proceeds by approximately $3 million, to $279 million.

Capital expenditures, net of tenant improvement allowances, totaled $127 million in fiscal 2004.
o Of this total, approximately $43 million was related to relocations and remodels,
o  and approximately $33 million was related to the refixturing of 222 stores

o approximately $28 million was related to new stores and o another $23 million was related to information systems, store maintenance, distribution and a variety of other items.

Expenses related to relocations and remodels totaled $54.4 million and are included in selling, general and administrative expenses. Of this total, approximately $31 million was related to relocations and remodels, $22 million was related to the refixturings and the remainder was related to other projects.

In fiscal 2004, the average accelerated depreciation per relocated store was $400,000 and the average lease impairment per relocated store was $1.2 million.

Our capital expenditure focus in fiscal 2005 will be on relocations and the construction of new stores in new trade areas.
o As we noted in today's release, we have changed the range of store openings for the current fiscal year to 60 to 70, rather than the initial expectation of 65 to 70. We expect a relatively even split between new stores and relocations. The change in the range and the slight change in split between new stores and relocations reflects the recognition that the vast majority of the stores are expected to open in the second half of fiscal 2005 with almost one third planned during the fourth quarter. With such a back end loaded real estate outlook there is always a risk that some of the sites could slip into early fiscal 2006 for a number of reasons. We have signed leases for 30 of the locations currently planned for fiscal 2005.

We anticipate that capital expenditures, net of sale-leasebacks and tenant improvement allowances, will total approximately $165 million in fiscal 2005.
o We expect the fiscal 2005 capital expenditures will include approximately $62 million for relocations and remodels,
o  approximately $63 million for new store construction and
o approximately $40 million for information systems, store maintenance, distribution and other items.

We anticipate that expenses related to relocations and remodels will total approximately $52 million in fiscal 2005.

In his comments, Alan noted that we expect the purchase price for InterTAN to total approximately $284 million. In addition, we expect our fiscal 2005 cash balances to be favorably impacted by the net cash proceeds from the sale of the private-label credit operation. When we announced the sale, we noted that actual proceeds from the sale will depend upon our retained interest in the receivables at the time of closing. Based on the receivable balances at February 29, 2004, the after-tax net cash proceeds from the sale would be approximately $450 million. We expect that by the anticipated date of closing, seasonal receivable declines will reduce our invested amount by about $80 million and will result in a corresponding reduction in proceeds.

Cost and Expense Improvement Actions
Finally, I want to spend a few minutes on some of the cost and expense and other profit improvement actions we have taken or are in the process of taking. Over the last six months, we have identified many different opportunities to reduce spending across the company or improve margins.

Let me touch on a few examples

Actions targeted toward helping gross margins include
o  Introduction of private label products into our stores
o  Direct importation of selected branded products from Asia
o  Reverse auctions to drive better pricing on certain products for resale
o A significant rightsizing of our service organization, which shows up in cost of goods sold, and involved:

   o   Consolidating from 17 service centers to five in one year
   o   Concurrent reductions in the service overhead organizations
   o   We also have changed our return policy

o Approximately two years ago, we loosened up our return policy. The net effect has been no discernable impact on sales but a negative impact on profit as the return rate went up. So, in response, we:


o Tightened up on return policy exceptions starting in February, and o Introduced re-stocking fees for certain classes of products in late March o We continue a strong focus on loss prevention to help combat a rise in shrinkage we have seen over several years. o And finally, we are focused on driving attachment selling in the stores, whether it is extended warranties, cables, memory cards or any thing else a customer needs with a main purchase.

With respect to SG&A,

o We clearly took aggressive actions in FY04, led, in particular, by the change in compensation structure. o In January, we consolidated from 13 regions to 10 and from 66 districts to 58 within our field organization. o We closed 19 stores in February.

o We have consolidated our indirect purchasing organizations together under one leader and have changed how we procure. We have started to drive significant procurement savings in paper, freight, printing, construction, fixtures, facilities management, I/T equipment, and service parts.
o In our MIS organization we have been re-examining everything we do and how we do it. Through aggressive demand management and rightsizing the organization for the new set of deliverables, we will get significant improvements.
o We have also challenged most of our corporate overhead departments to identify ways to reduce spending. We solicited our Associates for cost reduction opportunities and are pleased with the suggestions that we received. We have translated many of these reductions in operational budgets.

While we are not giving out specific reduction objectives we clearly are driving to get the cost and expense structure of the company aligned such that we can show reasonable levels of profitability at conservative sales levels.

Now I want to turn the call back over to Alan.

ALAN MCCOLLOUGH

Before turning the call over to questions, I would like to briefly summarize actions we have recently taken or actions currently underway in support of key initiatives.

We have talked about the need to revitalize our stores and John has already covered our plans there in detail as we continue to aggressively pursue new locations.

We have stated a clear objective to provide superior solutions to our customers. We have also made clear the need to develop our own-brand merchandise. We have talked about this from both a margin perspective, as well as the opportunity to offer our customers unique and exciting product. I believe this morning's announcement regarding our plan to acquire InterTAN squarely addresses both of these objectives and should make it clear that we are playing to win in private label.

We have talked about the need to develop strong marketing programs that will drive customers to our door. We recently released that we had selected Bromley Communications to help us reach the important Hispanic market. We are going through a complete evaluation of all aspects of our marketing programs and as part of that are currently conducting a full agency review. And this morning in a separate release, I had the pleasure of announcing that Ernie Speranza, a 35-year retail advertising veteran will join us as senior vice president of marketing.

We have been clear about the need to drive down the cost to serve, and while Mike has articulated some of the great work underway here, I wanted to bring you up to date on a couple of other changes.

o First, I am pleased to tell you that David Strauss has recently joined us as vice president of procurement. David comes to us after a 19-year career at Home Depot where he most recently held the position of vice president purchasing.
o Second, we have recently named Dennis Bowman to the newly created position of senior vice president of inventory planning and strategic sourcing. Dennis, who was previously our CIO, brings a key understanding of systems as well as a proven analytical approach to a complete review of our forecasting, planning and replenishment systems.
o We were fortunate that when we needed Dennis in another area of the business, we could call on Mike Jones, who had done an excellent job at FNANB, to lead the MIS function for our company.

Finally, we have shared our plans to significantly expand our Web presence. We have already reviewed our acquisition of MusicNow and the role it plays in expanding our digital services portfolio. I am also pleased to tell you that our Web team is hard at work on a major site redesign, and we expect to re-launch our site this summer. The design work for our new site was done in conjunction with R/GA, which was selected in February by ADWEEK as the Interactive Agency of the Year. We have made great progress in our Web business over the past year, but the best is yet to come.

With that we will conclude our prepared comments and be happy to take your questions.

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at www.sec.gov.